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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Dove Street
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Moeez Ansari 800-388-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Securities and Exchange
FEB 07 2020
RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Moeez Ansari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compak Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ELMER SALVADOR
Notary Public - California
Orange County
Commission # 2247178
My Comm. Expires Jun 22, 2022

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 3rd day of February, 2020 by Moeez Ansari proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Elmer Salvador

COMPAK SECURITIES, INC.

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Compak Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compak Securities, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 3, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2019

ASSETS

Cash	$21,704
Commissions receivable	8,894
Receivable from related party	6,413
Prepaid and other assets	7,634
Total assets	$44,645

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$6,100
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	20,000
Retained earnings	18,545
	38,545
Total liabilities and stockholders' equity	$46,645

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Operations

Year Ended December 31, 2019

Revenues	
Commissions	$191,549
Total revenues	191,549
Expenses	
Commissions	100,593
Compensation	24,300
Outside services	35,891
Insurance	16,601
Rent	12,000
Licenses and registrations	8,587
Total expenses	197,972
Loss before income taxes	(6,423)
Income tax provision	1,528
Net loss	$(7,951)

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	100	$20,000	$26,496	$46,496
Net loss	-	-	(7,951)	(7,951)
Balance, end of year	100	$20,000	$18,545	$38,545

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2019

Cash flows from operating activities	
Net loss	$(7,951)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Commissions receivable	2,004
Prepaid expenses	370
(Decrease) increase in:	
Accounts payable and accrued liabilities	(669)
Total adjustments	1,705
Net cash used in operating activities	(6,246)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net decrease in cash	(6,246)
Cash	
Beginning of year	27,950
End of year	$21,704
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ -

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements

December 31, 2019

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation ("SIPC").

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. The Company provides several classes of securities broker-dealer services, principally the sale of variable life insurance or annuities. The Company earns commissions from the sale of these policies, generally an initial up-front (first year) commission as well as ongoing commissions upon policy renewal, on an annual or other basis. The Company recognizes the first-year commission upon the sale transaction date, because its performance obligation is the sale itself. Commissions on policy renewals are considered variable consideration, due to the uncertainties of realization. The Company recognizes renewal commissions in the period received, which corresponds to the Company's performance of its ongoing marketing performance obligations, as well as the satisfaction of the variable consideration uncertainties. These uncertainties include the customer's renewal decision and the various factors impacting the commission amount.

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company paid approximately $27,000 to Compak Asset Management for the leasing of employees and facilities.

The Company has a non-interest bearing loan receivable of $6,413, due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

3. NET CAPITAL REQUIREMENTS (CONTINUED)

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2019 was 0.34 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2019, the Company had net capital of $18,204 which was $13,204 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section 15c3-3 k(2)(i) to exempt itself from the provisions of SEC Rule 15c3-3.

5. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The Company used income tax carry forwards, that were reflected in the financial statements to apply the franchise tax of $1,528 for the year ended December 31, 2019. The Company has remaining prepaid income taxes of $767 reflected in other assets on the statement of financial condition.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions from the statement of financial condition date through the date the financial statements were available to be issued, and determined there were no events or transitions which require recording or disclosure in the financial statements.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2019. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under the terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

COMPAK SECURITIES, INC.

Schedule I
Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

December 31, 2019

Computation of net capital		
Common stock	$ 20,000	
Retained earnings	18,545	
Total stockholders' equity		$ 38,545
Less: Non-allowable assets		
Other receivable	(6,413)	
Prepaid expense	(7,634)	
Receivables, non allowable	(6,294)	
Total non-allowable assets		(20,341)
Net Capital		18,204
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 407	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 13,204
Aggregate indebtedness		$ 6,100
Ratio of aggregate indebtedness to net capital		0.34: 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2019.

See Report of Independent Registered Public Accounting Firm

COMPAK SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements.

See Report of Independent Registered Public Accounting Firm

COMPAK SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See Report of Independent Registered Public Accounting Firm

Compak Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

COMPAK SECURITIES, INC.

MEMBER FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Compak Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

Compak Securities, Inc.

By:

Moeez Ansari, President

Securities and Exchange
FEB 07 2020
RECEIVED

Securities and Exchange
FEB 07 2020
RECEIVED

COMPAK SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2019